GGEC America Inc.
1801 E. Edingar Ave. #255
Santa Ana, CA 92705

Oct. 6, 2008

CONFIDENTIAL

Dr. Arthur Liu
Chief Executive Officer
AuraSound Inc.
11839 East Smith Avenue
Santa Fe Springs, CA 90670
Attn: Arthur Liu, President.

RE:   Letter of Intent

Dear Dr. Liu:

This letter expresses the non-binding proposal of GGEC America Inc., a California company (“GGEC” or the “Company”) to pursue a controlling investment (about 55%) in AuraSound, Inc., a publicly traded Nevada corporation (“Issuer”), as set forth below:

1. The Transaction. Subject to the terms and conditions of a definitive, binding, written agreement (the “Definitive Agreement”) to be negotiated and entered into by Issuer and the Company, the Company will purchase at the closing (the “Closing”) specified in the Definitive Agreement newly issued shares of common stock of Issuer constituting, immediately after the Closing, approximately fifty-five percent (55%) of the issued and outstanding shares of common stock of Issuer, for a purchase price of approximately $3.0 million. Related to the transaction, it is anticipated that the Issuer will take certain steps to achieve the objectives of the transaction, including a recapitalization involving a reverse split of the Issuer’s issued and outstanding and authorized common stock anticipated to be the ratio of 1 for 6, and the filing of all necessary notifications and the obtaining of all necessary approvals. Also in relation to the transaction, the debt owed by Issuer to InSeat Solutions LLC in the amount of about $1.4 million will be cancelled by converting the amount owed into shares of Issuer’s stock prior to the reverse split on the basis of one dollar of debt in exchange for one share of stock. It is anticipated that GGEC will appoint a controlling number of members to the board of directors and elect a new Chairman and that the new board will appoint new officers as it deems appropriate. It is expected that due to regulations and approval requirements in China, it may take three months or more to actually consummate this transaction. Both Issuer and GGEC shall agree that GGEC shall have the right to supervise the regular operations of the Issuer, effective October 6, 2008, pursuant to a services, operations and management agreement (“Services Agreement”) to be entered into between Issuer and GGEC. Pursuant to this Services Agreement and separate promissory notes, GGEC would make cash loans to Issuer’s California subsidiary beginning October 6, 2008 to fund Issuer’s current operating expenses, all of which loans, at GGEC’s sole discretion, may be offset against the approximate $3.0 million purchase price of the stock to be acquired by Company at the Closing. All such loans shall be documented by promissory notes and each shall bear interest at six percent per annum. Attached as Exhibit “A” is the capital structure conditionally agreed to by all parties hereto after giving effect to: conversion of debt owed to InSeat Solutions LLC into pre-reverse split shares of the Issuer including accrued interest thereon; a 1 for 6 reverse split; a purchase of about 55% of Issuer’s common stock for approximately $3.0 million by GGEC; and, waiver of price protection provisions in both the subscription documents and warrant agreements by individual investors and/or warrant holders of Issuer. Attached as Exhibit “B” is a list of Issuer’s and its California subsidiary’s key assets. Attached as Exhibit “C” is a list of all key or senior management employees, officers and directors of Issuer and its California subsidiary.

2. Definitive Agreement. The Definitive Agreement shall contain terms, conditions, representations, warranties, covenants, indemnification and other provisions customary and appropriate for transactions of this type.

3. Conditions. The Closing is anticipated to occur within 180 days from the date of this letter, and is dependent on GGEC obtaining regulatory approval from the relevant Chinese government agencies and/or bodies as well as subject to other mutually satisfactory conditions, including but not limited to obtaining all applicable consents or approvals of government bodies, lessors and other third parties, as appropriate, compliance by the parties with any and all legal or contractual requirements for or preconditions to the execution and consummation of the transactions contemplated by the Definitive Agreement.

4. Non-liability. In the event the Closing of the stock acquisition transaction contemplated in this letter does not occur, neither Issuer, Issuer’s California subsidiary nor Company shall be liable to the other solely because of this non-occurrence.

5. Repayment of Loans In the event the Closing does not occur, all cash loans made by Company to Issuer’s California subsidiary shall be repaid, pursuant to the terms of the Services Agreement and the relevant promissory notes.

6. Confidentiality. The existence and contents of this Letter of Intent may not be disclosed to any third party not affiliated with Issuer without prior written consent of the Company and Issuer or used in any manner other than for review of the proposal by the Issuer’s board of directors and its affiliates and advisors, except to the extent required by applicable securities or other laws, for a period of 180 days from the date of this letter.

7. Expenses. The parties agree that all fees and expenses (including all fees and expenses of counsel, accountants and any financial advisors) incurred in connection with this letter, the Definitive Agreement and the transactions contemplated hereby shall be treated as current operating expenses of the party incurring such expenses.

8. Exclusivity For a period of 180 days from the date of this letter, Issuer and its shareholders, officers, directors, employees, agents and representatives shall not, without Company’s prior written consent: (i) solicit any offers or indications of interest for an investment in Issuer or its California subsidiary, a sale of Issuer’s or its subsidiary’s assets, a merger or any other similar transaction involving Issuer or its California subsidiary or (ii) enter into or continue any discussions or negotiations with respect to any such potential transaction; or (iii) furnish any confidential information of Company, Issuer or its subsidiary with respect to any such potential transaction; provided, however, this Paragraph 8 shall be null and void if Company breaches its lending obligations under Section 1.5 of the Services Agreement.

9. Nonbinding Letter. Except as provided in Paragraph 10 below, any and all agreements made verbally or in writing involving the sale of shares or any part of Issuer in any form, method or context is subject to review and approval by the Board of Directors of Issuer who may accept or reject any proposed transaction for any reason or for no reason at all in their sole discretion. This letter is not intended to be a comprehensive definitive agreement and only identifies key points that may or may not become part of a final definitive agreement. While indicating the intent of the parties hereto, this letter of intent does not represent a binding agreement between the parties and (except as provided in this Section) is not intended to impose any obligation whatsoever on either party, including but not limited to any obligation to bargain in good faith or in any way other than at arms’ length. Each party covenants not to institute or participate in any proceeding seeking to establish a contrary position. Neither party may reasonably rely on any promises inconsistent with this Section. This Section supersedes any and all other conflicting or ambiguous language in this letter or any contemporaneous or other communication preceding this letter.

10. Binding Paragraphs By signing this letter, Issuer and its California subsidiary and their respective directors, shareholders and officers and Company agree to be bound only by Paragraphs 4, 5, 6, 7, 8 of this letter.

11. The September 3, 2008 Letter of Intent signed by Issuer and Company pertaining to the transaction(s) set forth in Paragraph 1 of this letter is hereby superseded, replaced and rendered null and void by this letter.

If this letter is consistent with your understanding, please indicate your assent by signing and returning to the undersigned the enclosed copy of this letter. This letter agreement shall be governed and construed in accordance with the laws of the State of California, USA.

GGEC America Inc.

By:	/S/ Jiaxi Huang
Name: Jiaxi Huang Title: President

ACCEPTED AND AGREED TO this 7th day of October 2008

AuraSound, Inc., a Nevada corporation

By:	/S/ Arthur Liu
Name: Arthur Liu Title: CEO & Chairman of the Board

AuraSound, Inc., a California corporation

By:	/S/ Arthur Liu
Name: Arthur Liu Title: CEO & Chairman of the Board

Exhibit A

AuraSound, Inc.
Financial Analysis

Agreed upon Capital Structure					Total of
			Warrants (1)		Shares plus
	Shares	%	#	$	Warrant	%

GGEC	6,000,000	55%	6,000,000	$1.00	12,000,000	54%
Arthur Liu	1,917,551	18%	1,917,551	$0.50	3,835,102	17%
Converted Shares	253,074	2%	253,074	$0.50	506,148	2%
Inseat Solutions LLC	277,778	3%	277,778	$0.50	555,556	2%
RENN	750,000	7%	750,000	$0.50	1,500,000	7%
Vision	1,250,000	11%	1,250,000	$0.50	2,500,000	11%
Others from IPO	150,000	1%	150,000	$0.50	300,000	1%
Gemini	204,913	2%	204,913	$0.50	409,826	2%
Shell holders	128,421	1%	128,421	$0.50	256,842	1%
Bridge Lenders	-	0%	533,333	$0.50	533,333	2%
Total	10,931,737	100%	11,465,070		22,396,807	100%

(1)	Need individual agreements from each warrant holder.